JOHN HANCOCK CAPITAL SERIES

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Policies with Respect to Security Investments

On June 7, 2011, the Board of Trustees approved the following change to the investment policy regarding the use of preferred securities:

For John Hancock Classic Value Fund:

The Fund may invest in convertible securities, which may include corporate notes or preferred ~~stock~~  securities.